Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND NINE MONTHS ENDING SEPTEMBER 30, 2025

Condensed Interim Consolidated Statements of Financial Position (unaudited, in millions of U.S. dollars)

	September 30,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents (Note 20)	$870.2	$862.8
Investments	40.6	24.5
Trade and other receivables	206.7	165.2
Income tax receivables	30.8	30.6
Inventories (Note 6)	587.2	605.7
Other assets (Note 7)	37.3	31.6
	1,772.8	1,720.4
Non-current assets
Mineral properties, plant and equipment (Note 8)	5,278.5	5,325.1
Long-term inventories (Note 6)	47.7	29.4
Long-term tax receivables	20.3	11.1
Deferred tax assets	36.8	44.5
Investment in Juanicipio (Note 9)	1,904.2	—
Other long-term assets (Note 10)	87.1	72.2
Total assets	$9,147.4	$7,202.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 11)	$523.3	$489.4
Derivative liabilities (Note 5)	—	12.8
Provisions (Note 12)	67.0	35.3
Lease obligations (Note 13)	53.6	40.6
Debt (Note 14)	6.0	6.8
Income tax payables	116.5	102.1
	766.4	687.0
Non-current liabilities
Long-term provisions (Note 12)	426.3	427.1
Long-term lease obligations (Note 13)	90.4	53.9
Long-term debt (Note 14)	707.0	702.0
Other long-term liabilities (Note 15)	98.6	94.4
Deferred tax liabilities	435.7	521.7
Total liabilities	$2,524.4	$2,486.1

Equity
Issued capital	7,450.7	5,939.7
Stock-based compensation reserve	95.2	94.2
Investment revaluation reserve	(30.3)	(30.9)
Deficit	(898.7)	(1,299.5)
Total equity attributable to Company shareholders	6,616.9	4,703.5
Non-controlling interests	6.1	13.1
Total equity	6,623.0	4,716.6
Total liabilities and equity	$9,147.4	$7,202.7
See accompanying notes to the condensed interim consolidated financial statements.
APPROVED BY THE BOARD ON NOVEMBER 12, 2025

"signed"	Gillian Winckler, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	1

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in millions of U.S. dollars and thousands of shares)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenue (Note 21)	$854.6	$716.1	$2,439.7	$2,003.8
Cost of sales (Note 21)
Production costs (Note 17)	(395.5)	(400.9)	(1,171.6)	(1,217.6)
Depreciation and amortization	(120.5)	(130.2)	(362.3)	(383.0)
Royalties	(25.6)	(9.3)	(68.7)	(39.6)
	(541.6)	(540.4)	(1,602.6)	(1,640.2)
Mine operating earnings (Note 21)	313.0	175.7	837.1	363.6

General and administrative	(31.4)	(17.4)	(77.5)	(63.5)
Income from investment in Juanicipio (Note 9)	16.3	—	16.3	—
Exploration and project development	(5.3)	(3.2)	(11.1)	(9.2)
Mine care and maintenance	(7.2)	(7.4)	(22.7)	(24.9)
Foreign exchange (losses) gains	(0.4)	1.6	(4.8)	19.3
Derivative (losses) gains	(1.4)	5.3	27.3	(6.1)
Losses from sale of subsidiaries (Note 8)	(21.7)	—	(21.7)	—
Mineral properties, plant and equipment (losses) gains	—	(3.0)	0.3	(3.9)
Other (expense) income	(12.2)	0.3	(21.4)	0.8
Earnings from operations	249.7	151.9	721.8	276.1
Investment income (loss)	20.6	(0.6)	37.4	(8.4)
Interest and finance expense (Note 18)	(21.2)	(20.9)	(61.8)	(62.0)
Earnings before income taxes	249.1	130.4	697.4	205.7
Income tax expense (Note 22)	(79.9)	(73.3)	(169.3)	(200.8)
Net earnings	$169.2	$57.1	$528.1	$4.9

Net earnings attributable to:
Equity holders of the Company	$168.6	$56.7	$526.5	$3.9
Non-controlling interests	0.6	0.4	1.6	1.0
	$169.2	$57.1	$528.1	$4.9

Other comprehensive earnings, net of taxes
Items that will not be reclassified to net earnings:
Gain (loss) on investments	$0.4	$—	$0.6	$(0.1)
Total other comprehensive earnings (loss)	$0.4	$—	$0.6	$(0.1)
Total comprehensive earnings	$169.6	$57.1	$528.7	$4.8

Total comprehensive earnings attributable to:
Equity holders of the Company	$169.0	$56.7	$527.1	$3.8
Non-controlling interests	0.6	0.4	1.6	1.0
	$169.6	$57.1	$528.7	$4.8

Earnings per share attributable to common shareholders (Note 19)
Basic earnings per share	$0.45	$0.16	$1.43	$0.01
Diluted earnings per share	$0.44	$0.16	$1.43	$0.01
Weighted average shares outstanding Basic	378,821	362,996	367,807	363,477
Weighted average shares outstanding Diluted	378,909	363,068	367,891	363,501
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in millions of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Operating activities
Net earnings for the period	$169.2	$57.1	$528.1	$4.9
Income tax expense (Note 22)	79.9	73.3	169.3	200.8
Depreciation and amortization	120.5	130.2	362.3	383.0
Income from investment in Juanicipio (Note 9)	(16.3)	—	(16.3)	—
Losses from sale of subsidiaries (Note 8)	21.7	—	21.7	—
Net realizable value inventory (recovery) write-down (Note 6, 17)	(4.3)	(8.2)	(11.0)	32.9
Accretion on reclamation obligations (Notes 12, 18)	6.6	8.0	19.7	23.8
Reclamation paid (Note 12)	(4.0)	(6.5)	(11.2)	(19.0)
Investment (income) loss	(11.9)	0.6	(15.2)	8.4
Interest paid	(9.8)	(9.5)	(28.3)	(28.0)
Interest received	8.7	3.3	22.2	10.4
Income taxes paid	(64.3)	(26.4)	(227.7)	(98.8)
Other operating activities (Note 20)	17.0	7.4	27.4	34.8
Net change in non-cash working capital items (Note 20)	(4.3)	(3.1)	(64.1)	(103.2)
	$308.7	$226.2	$776.9	$450.0
Investing activities
Payments for mineral properties, plant and equipment	$(91.1)	$(75.1)	$(219.5)	$(237.9)
Cash acquired in MAG Silver Corp. Acquisition (Note 4)	102.2	—	102.2	—
Cash used for MAG Silver Corp. Acquisition (Note 4)	(511.5)	—	(511.5)	—
Proceeds from dispositions of mineral property, plant and equipment	40.0	0.4	44.3	1.7
Proceeds from disposal of investments	—	—	—	2.0
Cash used for convertible loan receivable (Note 5b)	(5.8)	—	(5.8)	—
Net proceeds (payments) from derivatives	4.2	(0.5)	7.7	(0.2)
	$(462.0)	$(75.2)	$(582.6)	$(234.4)
Financing activities
Proceeds from common shares issued	$0.8	$0.6	$2.5	$0.9
(Distributions to) contributions from non-controlling interests	—	—	(1.0)	0.1
Dividends paid	(43.4)	(36.3)	(115.8)	(109.1)
Shares repurchased under Normal Course Issuer Bid (Note 16e)	—	—	(31.1)	(24.3)
Repayment of debt (Note 14)	(1.7)	(1.7)	(5.1)	(5.0)
Payment of equipment leases	(12.8)	(12.2)	(37.8)	(38.1)
	$(57.1)	$(49.6)	$(188.3)	$(175.5)
Effects of exchange rate changes on cash and cash equivalents	(0.3)	0.4	1.4	(0.7)
(Decrease) increase in cash and cash equivalents	(210.7)	101.8	7.4	39.4
Cash and cash equivalents at the beginning of the period	1,080.9	337.2	862.8	399.6
Cash and cash equivalents at the end of the period	$870.2	$439.0	$870.2	$439.0
Supplemental cash flow information (Note 20).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in millions of U.S. dollars and thousands of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Stock-based compensation reserve	Investment revaluation reserve	Deficit	Total	Non-controlling interests	Total equity
Balance, December 31, 2023	364,660	$5,966.5	$94.0	$(30.3)	$(1,269.5)	$4,760.7	$11.8	$4,772.5
Total comprehensive earnings
Net earnings for the year	—	—	—	—	111.5	111.5	1.2	112.7
Other comprehensive loss	—	—	—	(0.6)	—	(0.6)	—	(0.6)
	—	—	—	(0.6)	111.5	110.9	1.2	112.1
Shares issued on the exercise of stock options (Note 16(a))	101	1.9	(0.5)	—	—	1.4	—	1.4
Shares repurchased (Note 16(e))	(1,720)	(28.7)	—	—	3.9	(24.8)	—	(24.8)
Share-based compensation on option grants	—	—	0.7	—	—	0.7	—	0.7
Contributions from non-controlling interests	—	—	—	—	—	—	0.1	0.1
Dividends paid	—	—	—	—	(145.4)	(145.4)	—	(145.4)
Balance, December 31, 2024	363,041	$5,939.7	$94.2	$(30.9)	$(1,299.5)	$4,703.5	$13.1	$4,716.6
Total comprehensive earnings
Net earnings for the period	—	—	—	—	526.5	526.5	1.6	528.1
Other comprehensive income	—	—	—	0.6	—	0.6	—	0.6
	—	—	—	0.6	526.5	527.1	1.6	528.7
MAG Silver Corp. Acquisition (Note 4)	60,219	1,530.5	—	—	—	1,530.5	—	1,530.5
Shares issued on the exercise of stock options (Note 16(a))	150	3.3	(0.8)	—	—	2.5	—	2.5
Shares repurchased (Note 16(e))	(1,368)	(22.8)	—	—	(8.7)	(31.5)	—	(31.5)
Disposition (Note 8)	—	—	—	—	—	—	(8.8)	(8.8)
Share-based compensation	—	—	1.8	—	—	1.8	—	1.8
(Distributions to) contributions from non-controlling interests	—	—	—	—	(1.2)	(1.2)	0.2	(1.0)
Dividends paid	—	—	—	—	(115.8)	(115.8)	—	(115.8)
Balance, September 30, 2025	422,042	$7,450.7	$95.2	$(30.3)	$(898.7)	$6,616.9	$6.1	$6,623.0

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non-controlling interests	Total equity
Balance, December 31, 2023	364,660	$5,966.5	$94.0	$(30.3)	$(1,269.5)	$4,760.7	$11.8	$4,772.5
Total comprehensive loss
Net loss for the period	—	—	—	—	3.9	3.9	1.0	4.9
Other comprehensive loss	—	—	—	(0.1)	—	(0.1)	—	(0.1)
	—	—	—	(0.1)	3.9	3.8	1.0	4.8
Shares issued on the exercise of stock options	61	1.2	(0.3)	—	—	0.9	—	0.9
Shares repurchased (Note 16(e))	(1,720)	(28.7)	—	—	3.9	(24.8)	—	(24.8)
Share-based compensation on option grants	—	—	0.5	—	—	0.5	—	0.5
Contributions from non-controlling interests	—	—	—	—	—	—	0.1	0.1
Dividends paid	—	—	—	—	(109.1)	(109.1)	—	(109.1)
Balance, September 30, 2024	363,001	$5,939.0	$94.2	$(30.4)	$(1,370.8)	$4,632.0	$12.9	$4,644.9
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	4

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 2100 – 733 Seymour Street, Vancouver, British Columbia, V6B 0S6. The Company is listed on the Toronto Stock Exchange (TSX: PAAS) (the "TSX"), and the New York Stock Exchange (NYSE: PAAS) (the "NYSE").
Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company's portfolio of assets is located in Chile, Peru, Brazil, Mexico, Canada, Argentina, Bolivia, and Guatemala. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas.
On September 4, 2025, the Company acquired MAG Silver Corp. ("MAG") (the "MAG Acquisition") (Note 4). MAG was a silver-focused mining company whose primary asset was a 44% interest in the Juanicipio mine ("Juanicipio") in Zacatecas, Mexico, operated by Fresnillo plc ("Fresnillo"), who holds the remaining 56% interest in Juanicipio. MAG's portfolio also included 100% ownership of the Larder exploration project and a 100% earn-in interest in the Deer Trail exploration project.
Principal subsidiaries and associates:
The principal subsidiaries and associates, all of which are consolidated with the exception of Juanicipio, which is an associate accounted for under the equity method, of the Company and their geographic locations at September 30, 2025 were as follows:

Location	Subsidiary and associates	Ownership Interest	Operations and Development Projects
Brazil	Jacobina Mineração e Comércio Ltda.	100%	Jacobina mine
Canada	Lake Shore Gold Corp.	100%	Bell Creek and Timmins West mines (together "Timmins mine")
	Gatling Exploration	100%	Larder project
Chile	Minera Meridian Ltda.	100%	El Peñon mine
	Minera Florida Ltda.	100%	Minera Florida mine
Mexico	Plata Panamericana S.A. de C.V.	100%	La Colorada mine
	Compañía Minera Dolores S.A. de C.V.	100%	Dolores mine
	Minera Juanicipio S.A. de C.V.	44%	Together "Juanicipio mine"
	Equipos Chaparral S.A de C.V.	44%
Peru	Pan American Silver Huaron S.A.	100%	Huaron mine
	Shahuindo S.A.C.	100%	Shahuindo mine
Bolivia	Pan American Silver (Bolivia) S.A.	95%	San Vicente mine
Guatemala	Pan American Silver Guatemala S.A.	100%	Escobal mine
Argentina	Estelar Resources S.A.	100%	Cerro Moro mine
	Minera Argenta S.A.	100%	Navidad project

PAN AMERICAN SILVER CORP.	5

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
2. BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements ("Interim Financial Statements") have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended December 31, 2024 (the "2024 Annual Financial Statements") omitted. Accordingly, these Interim Financial Statements should be read in conjunction with the 2024 Annual Financial Statements.
3. MATERIAL ACCOUNTING POLICY INFORMATION, STANDARDS, AND JUDGMENTS

a)Changes in accounting policies
The accounting policies applied in the preparation of these Interim Financial Statements are consistent with those applied and disclosed in the 2024 Annual Financial Statements with the exception of the mandatory adoption of the amendment and the accounting policy on investments in associates noted below:
Amendment to IAS 21 - Lack of Exchangeability
Effective January 1, 2025, the Company adopted the Amendment to IAS 21 - Lack of Exchangeability. The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not, as well as associated disclosure requirements when it is concluded a currency is not exchangeable. The adoption of this amendment had no impact on the Interim Financial Statements.
Investments in Associates
An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture. Significant influence is presumed to exist where the Company has between 20% to 50% of the voting rights, but can also arise when the Company has less than 20%, if the Company has the power to participate in the financial and operating policy decisions affecting the entity. The Company's share of the net assets and net earnings or loss is accounted for in the consolidated financial statements using the equity method of accounting.
b)Significant Judgments and Estimates
In preparing the Company’s Interim Financial Statements for the three and nine months ended September 30, 2025, the Company applied the significant judgments and estimates disclosed in Note 5 of its 2024 Annual Financial Statements and the following significant judgments and estimates in applying accounting policies:
Judgments
MAG Acquisition Accounting
The Company has completed an assessment and concluded that MAG does not meet the definition of a business in accordance with IFRS 3 - Business Combinations, as substantially all of the fair value of the gross assets acquired are concentrated in the investment in Juanicipio. Accordingly, the Company accounted for the MAG Acquisition as an asset acquisition.
When an acquisition is concluded to be an asset acquisition, the purchase consideration, which includes associated transaction costs, is allocated to the assets acquired and liabilities assumed based on their relative fair value, and no goodwill arises on the transaction. Additionally, no deferred tax liabilities are recognized for temporary differences arising from the initial recognition of the acquired assets and assumed liabilities.

PAN AMERICAN SILVER CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Equity Accounting of Investment in Juanicipio
The Company has concluded that it has significant influence over its investment in Juanicipio due to its 44% ownership interest, but not control or joint control. Therefore, the investment in Juanicipio is accounted for as an investment in associate under the equity method in accordance with IAS 28 - Investment in Associates and Joint Ventures.
Estimates
MAG Acquisition Estimates
The purchase consideration for the MAG Acquisition consists of both cash and equity. As such, the Company measured the equity component of the purchase price in accordance with IFRS 2 - Share-based payments, which requires the acquirer to measure the equity consideration based on the acquisition date fair values of the assets acquired and liabilities assumed, unless those fair values cannot be estimated reliably. Management was able to estimate reliably the fair value of the assets acquired and liabilities assumed.
As at the MAG Acquisition date, the Company identified and recognized the individual assets acquired and liabilities assumed in accordance with the applicable IFRS Accounting Standards. The purchase price, including the attributable transaction costs, was allocated based on management's estimates of the relative fair values of the net assets acquired and liabilities assumed.
The fair value of assets acquired and liabilities assumed require management to make certain judgment and estimates taking into account information available at the time of the acquisition about future events, including, but not limited to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, discount rates and tax rates.
4. MAG ACQUISITION

On May 11, 2025, the Company entered into a definitive agreement (the "Arrangement Agreement") with MAG to acquire all of the issued and outstanding common shares of MAG pursuant to a plan of arrangement under the Business Corporations Act (British Columbia).
On September 4, 2025, the MAG Acquisition was completed. The Company issued 60,218,916 common shares and paid $500.0 million in cash to former shareholders of MAG, and incurred $11.5 million in transaction costs.
Total purchase price:

Nature of consideration	Shares (in millions)	Consideration
Cash	—	$500.0
Pan American Shares (1)	60.2	1,530.5
Transaction costs	—	11.5
Total purchase price	60.2	$2,042.0
(1)The value of the equity consideration is based on the fair value of the acquired assets and liabilities in accordance with IFRS 2 - Share Based Payments (Note 3(b)).
The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Allocation of the purchase price:

Assets acquired
Cash and cash equivalents	$102.2
Exploration properties	52.4
Property, plant and equipment	2.5
Investment in Juanicipio	1,887.9
Other assets	3.0
Liabilities assumed
Accounts payable and accrued liabilities	(2.4)
Other liabilities	(3.6)
Net assets acquired	$2,042.0
5. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories

September 30, 2025	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$870.2	$—	$—	$870.2
Trade receivables from provisional concentrates sales(1)	—	44.2	—	44.2
Receivables not arising from sale of metal concentrates(1)	152.3	—	—	152.3
Investments	—	39.2	1.4	40.6
Contingent consideration(2)	—	38.9	—	38.9
Convertible loan receivable(2)	—	7.0	—	7.0
Derivative assets(3)	—	6.8	—	6.8
	$1,022.5	$136.1	$1.4	$1,160.0
Financial Liabilities:
Debt	$713.0	$—	$—	$713.0
(1)Included in Trade and other receivables.
(2)Included in Other long-term assets (Note 10).
(3)Included in Other assets (Note 7).

December 31, 2024	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$862.8	$—	$—	$862.8
Trade receivables from provisional concentrates sales(1)	—	31.2	—	31.2
Receivables not arising from sale of metal concentrates(1)	127.3	—	—	127.3
Investments	—	23.7	0.8	24.5
Contingent consideration(2)	—	36.8	—	36.8
	$990.1	$91.7	$0.8	$1,082.6
Financial Liabilities:
Derivative liabilities	$—	$12.8	$—	$12.8
Debt	$708.8	$—	$—	$708.8
(1)Included in Trade and other receivables.
(2)Included in Other long-term assets (Note 10).

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
b)Fair value information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Interim Financial Statements at fair value on a recurring basis were categorized as follows:

	At September 30, 2025			At December 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets and Liabilities:
Investments	$40.6	$—	$—	$24.5	$—	$—
Trade receivables from provisional concentrate sales	—	44.2	—	—	31.2	—
Derivative assets(1)	—	6.8	—	—	—	—
Contingent consideration(2)	—	—	38.9	—	—	36.8
Convertible loan receivable(2)	—	7.0	—	—	—	—
Derivative liabilities	—	—	—	—	(12.8)	—
	$40.6	$58.0	$38.9	$24.5	$18.4	$36.8
(1)Included in Other assets (Note 7).
(2)Included in Other long-term assets (Note 10).
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2024.
ii) Valuation Techniques for Level 2 and Level 3 Financial Assets and Liabilities
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of foreign currency and commodity contracts, which are classified within Level 2 of the fair value hierarchy and valued using observable market prices.
Receivables from provisional concentrate sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.
Contingent consideration ("Contingent Consideration")
The Contingent Consideration (Note 10) receivable from the disposition of La Arena S.A. ("La Arena") is contingent upon successful commencement of commercial production at the La Arena II project and is classified within Level 3 of the fair value hierarchy and valued using a discounted future cash flow model ("DCF"). The key unobservable inputs, which are not materially sensitive, include the estimated time to commercial production and the risk-adjusted weighted average cost of capital ("WACC").

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Convertible loan receivable
The Company entered into a $5.8 million (CAD$8.0 million) convertible debenture with Galleon Gold Corp ("Galleon") with a term of 36 months bearing interest of 10% per annum, payable in cash or common shares. The debt is convertible into common shares at CAD$0.45 per share. The convertible loan receivable is measured at FVTPL and is classified within Level 2 of the fair value hierarchy. Fair value is determined using a Black-Scholes model based on relevant assumptions including risk free interest rate, expected dividend yield, expected volatility and expected life which are supported by observable current market conditions.
c)Financial instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i) Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables and cash and cash equivalents. The carrying value of trade receivables and cash and cash equivalents represents the maximum credit exposure.
The Company has concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Minera Florida, Huaron, San Vicente and La Colorada mines. While the majority of revenue is collected on delivery, the terms of these contracts defer final settlement of revenue, subject to change in both price and quantity, until predefined quotational periods are closed, thereby introducing the Company to credit risk of the buyers of concentrates. At September 30, 2025, the Company had receivable balances associated with buyers of its concentrates of $44.2 million (December 31, 2024 - $31.2 million). The vast majority of the Company’s concentrate is sold to a limited number of concentrate buyers.
Doré production is refined under long-term agreements with fixed refining terms at seven separate refineries worldwide. The Company generally retains the title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At September 30, 2025, the Company had approximately $82.8 million (December 31, 2024 - $68.8 million) of precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, and in-transit to refineries. Risk is transferred to the refineries at various stages from mine site to refinery.
Management constantly monitors and assesses the credit risk and considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid high concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
ii) Liquidity Risk
Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis, its growth plans and its dividend distributions. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
As at September 30, 2025, the Company continues to maintain its ability to meet its financial obligations as they come due.
iii) Market Risk
1.Currency Risk
The Company reports its financial statements in U.S. dollars ("USD"); however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At September 30, 2025, the Company had outstanding positions on its foreign currency exposure of Mexican peso ("MXN"), Peruvian sol ("PEN"), Canadian dollar ("CAD"), Chilean peso ("CLP") and Brazilian real ("BRL") purchases. The Company recorded the following derivative gains and losses on currencies for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Mexican peso gains (losses)	$0.3	$(1.0)	$2.7	$(1.4)
Peruvian sol gains	—	0.8	—	0.4
Canadian dollar (losses) gains	(2.1)	0.6	4.6	(1.4)
Chilean peso (losses) gains	(1.5)	2.9	5.1	(0.8)
Brazilian real gains (losses)	1.9	1.6	14.9	(3.2)
	$(1.4)	$4.9	$27.3	$(6.4)
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three and nine months ended September 30, 2025 on its cash and investments was 3.37% and 3.17% (2024 - 2.99% and 3.43%).
At September 30, 2025, the Company has $nil drawn under its $750.0 million revolving Credit Facility (“Credit Facility”), with a maturity date of November 24, 2028 (Note 14).
The Company has two senior notes (see Note 14): senior notes with a fixed 4.63% coupon and maturing in December 2027; and senior notes with a fixed 2.63% coupon and maturing in August 2031 (collectively "Senior Notes"). As the Senior Notes bear interest at fixed rates, they are not subject to significant interest rate risk.

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s revenue or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metals.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.
The Company did not have any base metal or diesel contracts outstanding during the three and nine months ended September 30, 2025 and 2024.
6. INVENTORIES

Inventories consist of:

	September 30, 2025	December 31, 2024
Concentrate inventory	$36.8	$31.8
Stockpile ore	64.7	67.8
Heap leach inventory and in process	222.3	223.5
Doré and finished inventory	112.3	131.1
Materials and supplies	198.8	180.9
Total inventories	634.9	635.1
Less: current portion of inventories	(587.2)	(605.7)
Non-current portion of inventories(1)	$47.7	$29.4
(1)Includes $22.3 million (December 31, 2024 - $22.1 million) in supplies at the Escobal mine, which have been classified as non-current pending the restart of operations.
Total inventories held at net realizable value ("NRV") amounted to $49.6 million at September 30, 2025 (December 31, 2024 – $76.2 million). The Company recorded net realizable value recoveries of $6.8 million and $18.0 million for the three and nine months ended September 30, 2025, respectively (2024 - recoveries of $8.2 million and charges of $32.9 million), of which $2.5 million and $7.0 million (2024 - $nil and $nil) were included in depreciation and amortization for the three and nine months ended September 30, 2025, respectively, and $4.3 million and $11.0 million for the three and nine months ended September 30, 2025 (2024 - recoveries of $8.2 million and charges of $32.9 million) were included in production costs, respectively (Note 17).
7. OTHER ASSETS

Other assets consist of:

	September 30, 2025	December 31, 2024
Insurance prepaids	$1.2	$7.8
Other prepaids	29.3	23.8
Derivative assets (Note 4)	6.8	—
	$37.3	$31.6

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
8. MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

		September 30, 2025			December 31, 2024
		Cost	Accumulated Depreciation, Amortization and Impairment	Carrying Value	Cost	Accumulated Depreciation, Amortization and Impairment	Carrying Value
Producing:
Brazil	Jacobina	$1,718.1	$(248.5)	$1,469.6	$1,617.2	$(200.1)	$1,417.1
Chile	El Peñon	554.1	(173.7)	380.4	496.3	(121.6)	374.7
	Minera Florida	201.4	(46.7)	154.7	183.1	(28.9)	154.2
Peru	Huaron	354.2	(177.5)	176.7	337.5	(159.1)	178.4
	Shahuindo	758.9	(379.3)	379.6	724.6	(331.0)	393.6
Mexico	La Colorada	503.6	(258.5)	245.1	473.8	(241.0)	232.8
	Dolores	1,744.2	(1,744.2)	—	1,748.3	(1,744.1)	4.2
Argentina	Cerro Moro(1)	172.5	(95.1)	77.4	161.8	(61.1)	100.7
Bolivia	San Vicente	169.1	(143.1)	26.0	165.6	(136.5)	29.1
Canada	Timmins	472.8	(216.9)	255.9	445.3	(197.1)	248.2
	Other	83.5	(34.0)	49.5	83.4	(26.9)	56.5
		$6,732.4	$(3,517.5)	$3,214.9	$6,436.9	$(3,247.4)	$3,189.5
Non-Producing:
	Land	$13.7	$(1.0)	$12.7	$13.6	$(1.0)	$12.6
Brazil	Jacobina	891.8	—	891.8	952.4	—	952.4
Chile	El Peñon(2)	201.1	—	201.1	227.7	—	227.7
	Minera Florida	27.2	—	27.2	28.9	—	28.9
	La Pepa	—	—	—	49.7	—	49.7
Mexico	Minefinders	77.2	(37.5)	39.7	77.2	(37.5)	39.7
	La Colorada	154.3	—	154.3	139.1	—	139.1
Argentina	Navidad	566.6	(376.2)	190.4	566.6	(376.2)	190.4
Guatemala	Escobal	261.7	(6.1)	255.6	260.6	(5.1)	255.5
Canada	Timmins	69.4	—	69.4	67.9	—	67.9
	Larder(5)	47.0	—	47.0	—	—	—
	Other(3)(4)	678.7	(504.3)	174.4	675.9	(504.2)	171.7
		$2,988.7	$(925.1)	$2,063.6	$3,059.6	$(924.0)	$2,135.6
Total		$9,721.1	$(4,442.6)	$5,278.5	$9,496.5	$(4,171.4)	$5,325.1
(1)Includes a commitment to Royal Gold Inc. ("Royal Gold") to deliver, for 30% of the spot silver price, 20% of the silver produced by Cerro Moro up to a maximum of 1.2 million ounces annually until 7.0 million ounces have been delivered, after which the Company is committed to deliver to Royal Gold 9% of the remaining life of mine silver production for 30% of the spot silver price. As at September 30, 2025, the Company has delivered 7.0 million ounces.
(2)Includes net smelter royalty interests on the Jeronimo Project ($11.1 million) (2024 - $11.1 million).
(3)Includes net smelter royalty interests on the MARA Project ($90.0 million) (2024 - $90.0 million).
(4)Includes net smelter royalty interests on the La Arena II Project ($29.7 million) (2024 - $29.7 million).
(5)The Larder exploration property was acquired on September 4, 2025 as part of the MAG Acquisition (Note 4)
Dispositions
La Pepa
On September 22, 2025, the Company disposed its 80% ownership in the La Pepa project for net proceeds of $40.0 million. The associated non-controlling interest of $8.8 million was derecognized upon disposition.

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
La Arena
On December 2, 2024, the Company completed the disposition of its 100% interest in La Arena. The total $306.6 million cash proceeds received on closing date ("Closing Date") included an estimated net working capital amount ("NWC") that was subject to final adjustments per the Share Purchase Agreement. As at September 30, 2025, management's best estimate for the NWC based on the facts and circumstances was a negative adjustment of $28.6 million, which was accrued for. The Company expects to finalize the NWC in Q4 2025.
9. INVESTMENT IN JUANICIPIO

The Company has significant influence over its investment in Juanicipio due to its 44% ownership interest, therefore accounts for the investment using the equity method in accordance with IAS 28 - Investment in Associates and Joint Ventures.
Juanicipio is governed by a shareholders’ agreement and by corporate by-laws. All costs relating to Juanicipio that are not covered by operating cash flows generated by Juanicipio, are required to be shared by the Company and Fresnillo pro-rata based on the ownership interests in Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement and by-laws.
Changes during the period in the Company’s investment in Juanicipio are detailed as follows:

2025
Investment in Juanicipio, opening balance	$—
Acquisition of Investment in Juanicipio (Note 4)	1,887.9
Income from equity accounted investment in Juanicipio	16.3
Investment in Juanicipio, closing balance	$1,904.2
A summary of the statement of financial position of Juanicipio on a 100% basis, exclusive of acquisition fair value and other adjustments, at September 30, 2025 is as follows:

September 30, 2025
Current assets(1)	$350.8
Non-current assets	729.8
Current liabilities	(104.9)
Non-current liabilities	(25.9)
Net assets (liabilities)	$949.8
Net assets (liabilities) - Company's 44% share	417.9
Acquisition fair value and other accounting adjustments	1,486.3
Carrying amount of Investment in Juanicipio	$1,904.2
(1) Includes Cash and cash equivalents of $195.1 million on a 100% basis ($85.8 million for the Company's 44% share).
A summary of the statement of earnings from the date of acquisition to September 30, 2025, on a 100% basis inclusive of acquisition fair value adjustments and other adjustments, is as follows:

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Revenue	$72.1	$72.1
Production costs and royalties	(11.9)	(11.9)
Depreciation and amortization	(15.1)	(15.1)
Mine operating earnings	45.1	45.1
Net income and comprehensive income	37.1	37.1
Income from investment in Juanicipio	$16.3	$16.3

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
A summary of the statement of cash flows from the date of acquisition to September 30, 2025 on a 100% basis, is as follows:

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Cash from operating activities	$36.3	$36.3
Cash used in investing activities	(4.2)	(4.2)
Cash used in financing activities	$—	$—
10. OTHER LONG-TERM ASSETS

Other long-term assets consist of:

	September 30, 2025	December 31, 2024
Long-term prepaids	$24.8	$23.1
Contingent Consideration	38.9	36.8
Escrow funds	10.2	6.2
Convertible loan receivable	7.0	—
Other	6.2	6.1
	$87.1	$72.2
Contingent Consideration
On December 2, 2024, the Company completed the disposition of its 100% interest in La Arena, which owns the La Arena gold mine as well as the La Arena II project in Peru (together, "La Arena"), to Zijin Mining Group Co., Ltd. ("Zijin"). In accordance with the share purchase agreement for the sale, Zijin granted the Company Contingent Consideration of $50.0 million payable in cash contingent upon the commencement of commercial production from the La Arena II project.
The Company recorded the Contingent Consideration at a fair value of $36.8 million upon initial recognition, estimated using a DCF. In accordance with IFRS 9 - Financial Instruments, the fair value is to be re-measured at the end of each reporting period with changes recognized in the Consolidated Statements of Earnings and Comprehensive Earnings. The fair value of the Contingent Consideration as at September 30, 2025 was determined to be $38.9 million (December 31, 2024 - $36.8 million), and the change in the fair value during the three and nine months ended September 30, 2025 of $0.6 million and $2.1 million gain (2024 - $nil and $nil) was recorded to Other expense/income.
11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	September 30, 2025	December 31, 2024
Trade account payables(1)	$188.7	$194.4
Royalty payables	39.1	38.2
Other accounts payable and accrued liabilities	131.5	118.7
Payroll and severance liabilities	143.8	107.7
Value added tax liabilities	4.5	10.7
Other tax payables	15.7	19.7
	$523.3	$489.4
(1)No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
12. PROVISIONS

	September 30, 2025	December 31, 2024
Reclamation obligations, opening balance	$438.3	$447.1
Dispositions	—	(89.2)
MAG Acquisition (Note 4)	1.4	—
Revisions in estimates and obligations	10.1	74.2
Reclamation paid	(11.2)	(25.1)
Accretion expense (Note 18)	19.7	31.3
Reclamation obligations, closing balance	458.3	438.3
Litigation	35.0	25.4
Dispositions	—	(1.3)
Total provisions	$493.3	$462.4

Provision classification:	September 30, 2025	December 31, 2024
Current	$67.0	$35.3
Non-current	426.3	427.1
	$493.3	$462.4
13. LEASES

Right-of-use Assets ("ROU")
The following table summarizes changes in ROU for the nine months ended September 30, 2025, which have been recorded in mineral properties, plant and equipment on the Interim Financial Statements:

	September 30, 2025	December 31, 2024
Opening net book value	$106.3	$105.0
Additions	75.1	57.6
MAG Acquisition (Note 4)	2.1	—
Depreciation	(32.2)	(44.8)
Dispositions	—	(2.1)
Other	0.2	(9.4)
Closing net book value	$151.5	$106.3
Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at September 30, 2025 and December 31, 2024 to their present value for the Company's lease obligations:

	September 30, 2025	December 31, 2024
Within one year	$59.0	$45.8
Between one and five years	88.0	49.1
Beyond five years	20.1	21.5
Total undiscounted lease obligations	167.1	116.4
Less: future interest charges	(23.1)	(21.9)
Total discounted lease obligations	144.0	94.5
Less: current portion of lease obligations	(53.6)	(40.6)
Non-current portion of lease obligations	$90.4	$53.9

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
14. DEBT

	December 31, 2024	Repayments	Accrued Interest	September 30, 2025
Senior note maturing December 2027	$275.9	$—	$1.7	$277.6
Senior note maturing August 2031	419.5	—	7.6	427.1
Other loans	13.4	(5.1)	—	8.3
Less: current portion of debt	$(6.8)	$—	$—	$(6.0)
Non-current portion of debt	$702.0	$(5.1)	$9.3	$707.0

	December 31, 2023	Repayments	Accrued Interest	December 31, 2024
Senior note maturing December 2027	$273.8	$—	$2.1	$275.9
Senior note maturing August 2031	409.8	—	9.7	419.5
Other loans	20.1	(6.7)	—	13.4
Less: current portion of debt	$(6.7)	$—	$—	$(6.8)
Non-current portion of debt	$697.0	$(6.7)	$11.8	$702.0
Senior Notes
The Company has the following Senior Notes: $283.0 million in aggregate principal with a 4.63% coupon and maturing in December 2027; and $500.0 million in aggregate principal with a 2.63% coupon and maturing in August 2031. These Senior Notes are unsecured with interest payable semi-annually. Each series of Senior Notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The Senior Notes are accreted to the face value over their respective terms and were recorded at fair value upon acquisition using an effective interest rate of 5.52%.
Credit Facility
The Credit Facility has a limit of $750.0 million plus an accordion feature for up to an additional $250.0 million, which is available at the discretion of the lenders. As of September 30, 2025, the Company was in compliance with all financial covenants under the Credit Facility, which was undrawn. The borrowing costs under the Credit Facility are based on the Company's credit ratings from Moody's and S&P Global at either: (i) SOFR plus 1.25% to 2.40% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.15% to 1.30%. Under the ratings based pricing, undrawn amounts under the Credit Facility are subject to a stand-by fee of 0.23% to 0.46% per annum, dependent on the Company's credit rating and subject to pricing adjustments based on sustainability performance ratings and scores. The Credit Facility matures on November 24, 2028.
Other loans
Construction loans
In June 2021 and May 2022, the Company entered into Peruvian USD denominated five-year loans with a local financial institution for construction financing. The June 2021 loan bears a 3.60% interest rate per annum and requires quarterly repayments while the May 2022 loan bears 2.15% interest per annum and requires monthly repayments.
As at September 30, 2025, the carrying value of all construction loans was $8.3 million (2024 - $13.4 million).
For the three and nine months ended September 30, 2025, the Company paid $0.6 million and $1.8 million (2024 - $0.6 million and $1.4 million) in standby charges on undrawn amounts related to the Credit Facility and $9.2 million and $26.5 million (2024 - $8.9 million and $26.6 million) in interest, both included in interest and finance expense.

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
15. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	September 30, 2025	December 31, 2024
Deferred credit(1)	$24.9	$23.6
Deferred revenue(2)	13.0	13.3
Severance liabilities(3)	60.7	57.5
	$98.6	$94.4
(1)Represents the obligation to deliver future silver production of Navidad pursuant to a silver stream contract.
(2)Represents the obligation to deliver 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage.
(3)Includes $52.4 million of Chilean severances (2024 - $49.6 million) required by local labour laws.
16. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

a.Share-based awards (stock options, restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"))
For the three and nine months ended September 30, 2025, the Company recorded the following share-based compensation expense included as a component of general and administrative expense:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Stock options, equity-settled RSUs, and compensation shares	$0.6	$1.6	$1.8	$4.8
PSUs	7.7	1.7	14.2	5.1
RSUs intended to be settled in cash	6.3	1.8	11.9	5.6
DSUs	2.7	(0.8)	4.0	0.6
Total share-based compensation expense	$17.3	$4.3	$31.9	$16.1
The following table summarizes the changes in stock options and RSUs to be settled in equity for the nine months ended September 30, 2025:

	Stock Options		Equity-settled RSUs
	Number Outstanding	Weighted Average Exercise Price CAD$	Number Outstanding	Weighted Average Fair Value Price CAD$
As at December 31, 2023	513.2	$22.32	—	$—
Granted	—	—	159.2	31.61
Exercised	(100.9)	20.07	—	—
Forfeited	(15.9)	22.25	—	—
As at December 31, 2024	396.4	$22.90	159.2	$31.61
Exercised	(149.6)	23.22	—	—
Expired	(1.2)	22.95	—	—
Forfeited	(29.2)	23.00	(15.7)	31.61
As at September 30, 2025	216.4	$22.66	143.5	$31.61

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
As at September 30, 2025, the following PSUs, RSUs intended to be settled in cash, and DSUs were outstanding:

	PSUs	RSUs	DSUs
	Number Outstanding	Number Outstanding	Number Outstanding
As at December 31, 2023	756.9	805.0	109.0
Granted	220.0	477.5	47.5
Exercised	(79.4)	(299.5)	(25.7)
Expired	—	—	—
Forfeited	(17.4)	(124.5)	—
As at December 31, 2024	880.1	858.5	130.8
Granted	—	—	45.8
Forfeited	(30.8)	(79.0)	—
As at September 30, 2025	849.3	779.5	176.6
b.Issued share capital
The Company is authorized to issue 800 million common shares without par value.
c.Dividends
The Company declared the following dividends for the nine months ended September 30, 2025 and year ended December 31, 2024:

Declaration Date	Record Date	Dividend per common share
November 12, 2025(1)	November 24, 2025	$0.14
August 6, 2025	August 18, 2025	$0.12
May 7, 2025	May 20, 2025	$0.10
February 19, 2025	March 3, 2025	$0.10
November 5, 2024	November 18, 2024	$0.10
August 7, 2024	August 19, 2024	$0.10
May 8, 2024	May 21, 2024	$0.10
February 21, 2024	March 4, 2024	$0.10
(1)These dividends were declared subsequent to the quarter ended September 30, 2025 and have not been recognized as distributions to owners during the period presented.
d.Contingent Value Rights ("CVRs")
As part of the acquisition of Tahoe Resources Inc. on February 22, 2019, the Company issued 313.9 million CVRs, with a term of 10 years, which are convertible into 15.6 million common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of September 30, 2025 and December 31, 2024, there were 313.9 million CVRs outstanding, which would be convertible into 15.6 million common shares if the payment conditions are satisfied.
e.Normal Course Issuer Bid ("NCIB")
On March 4, 2024, the Company obtained approval of its NCIB from the TSX and the NYSE to purchase for cancellation up to 18,232,990 common shares between March 6, 2024 and March 5, 2025. On March 6, 2025, the Company renewed the NCIB until March 5, 2026 for the ability to purchase up to 18,107,917 of its common shares for cancellation. Daily purchases (other than pursuant to a block purchase exemption) on the TSX and NYSE under the NCIB are limited to a maximum of 186,936 common shares and 25% of the average trading volume for the Company's common shares in the four calendar weeks preceding the date of purchase, respectively.
For the three and nine months ended September 30, 2025, nil and 1,368,070 (2024 - nil and 1,720,366) common shares were repurchased for cancellation under the NCIB at an average price of $nil and $22.74 per share for a total consideration of $nil and $31.1 million, respectively (2024 - average price of $nil and $14.16 per share for total consideration of $nil and $24.3 million, respectively).

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
17. PRODUCTION COSTS

Production costs are comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Materials and consumables	$141.5	$154.7	$402.6	$448.3
Salaries and employee benefits	130.3	138.5	397.7	403.4
Contractors	89.5	88.8	266.8	288.5
Utilities	16.4	19.2	51.2	56.7
Insurance	5.2	5.8	15.3	16.0
Other expense	19.1	17.1	49.4	38.1
Changes in inventories(1)	(6.5)	(23.2)	(11.4)	(33.4)
	$395.5	$400.9	$1,171.6	$1,217.6
(1)Includes net realizable value recoveries of $4.3 million and $11.0 million for the three and nine months ended September 30, 2025 (2024 – recoveries of $8.2 million and charges of $32.9 million).
18. INTEREST AND FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Interest expense (Note 20)	$14.2	$11.9	$37.8	$35.3
Finance fees	0.4	1.0	4.3	2.9
Accretion expense (Note 12)	6.6	8.0	19.7	23.8
	$21.2	$20.9	$61.8	$62.0
19. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended September 30,		2025		2024
	Earnings(1)	Shares	Per-Share Amount	Earnings(1)	Shares	Per-Share Amount
Net earnings attributable for the period	$168.6			$56.7
Basic earnings per share	$168.6	378,821	$0.45	$56.7	362,996	$0.16
Effect of Dilutive Securities:
Stock Options	—	88		—	72
Diluted earnings per share	$168.6	378,909	$0.44	$56.7	363,068	$0.16
(1)Net earnings attributable to equity holders of the Company.

For the nine months ended September 30,		2025		2024
	Earnings(1)	Shares	Per-Share Amount	Earnings(1)	Shares	Per-Share Amount
Net earnings attributable for the period	$526.5			$3.9
Basic earnings per share	$526.5	367,807	$1.43	$3.9	363,477	$0.01
Effect of Dilutive Securities:
Stock Options	—	84		—	24
Diluted earnings per share	$526.5	367,891	$1.43	$3.9	363,501	$0.01
(1)Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation were 3.0 thousand and 3.0 thousand options for the three and nine months ended September 30, 2025 (2024 – 392.1 thousand and 374.1 thousand). Also excluded for the three and nine months ended September 30, 2025 were CVRs, which would be convertible into 15.6 million common shares if the payment conditions are satisfied (2024 – 15.6 million common shares).

PAN AMERICAN SILVER CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
20. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash income statement items, changes in non-cash operating working capital items and significant non-cash items:

	Three months ended September 30,		Nine months ended September 30,
Other operating activities	2025	2024	2025	2024
Adjustments for non-cash income statement items:
Unrealized foreign exchange losses (gains)	$0.8	$(3.8)	$15.4	$(15.3)
Interest expense (Note 18)	14.2	11.9	37.8	35.3
Losses (gains) on derivatives	1.4	(5.3)	(27.3)	6.1
Share-based compensation expense (Note 16a)	0.6	1.6	1.8	4.8
Losses (gains) on sale of mineral properties, plant and equipment	—	3.0	(0.3)	3.9
	$17.0	$7.4	$27.4	$34.8

	Three months ended September 30,		Nine months ended September 30,
Changes in non-cash operating working capital items:	2025	2024	2025	2024
Trade and other receivables	$(53.5)	$(8.1)	$(67.0)	$(18.0)
Inventories	(1.0)	(23.4)	(13.2)	(82.1)
Prepaid expenses	3.4	1.0	0.1	0.1
Accounts payable and accrued liabilities	42.1	24.8	5.1	(3.2)
Legal provisions	4.7	2.6	10.9	—
	$(4.3)	$(3.1)	$(64.1)	$(103.2)

PAN AMERICAN SILVER CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
21. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker ("CODM") to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The financial performance of the operating segments is principally evaluated by the CODM with reference to attributable mine operating earnings. Mine operating earnings is the net result of segmental revenue less production costs, royalties and depreciation and amortization. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
The accounting policies of the operating segments are the same as the ones described in Note 2 with the exception of the treatment of the investment in Juanicipio which was acquired on September 4, 2025 (Note 4). The Company's investment in Juanicipio is accounted for under the equity method. However, for internal reporting and analysis, the Company evaluates the operating performance of the Juanicipio mine by including the Company's attributable 44% share of revenues, expenses and capital expenditures.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the three months ended September 30, 2025
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$69.3	$41.1	$6.6	$21.6	$12.0
	Juanicipio	31.7	5.2	6.7	19.8	2.1
Peru	Huaron	44.5	29.0	6.3	9.2	12.2
Bolivia	San Vicente	36.7	21.9	2.3	12.5	1.2
Argentina	Cerro Moro	93.8	66.6	13.1	14.1	3.3
Attributable Total Silver Segment		276.0	163.8	35.0	77.2	30.8
Gold Segment:
Mexico	Dolores	34.7	10.2	9.6	14.9	—
Peru	Shahuindo	123.8	42.1	17.8	63.9	14.3
Canada	Timmins	80.6	50.6	8.3	21.7	14.2
Brazil	Jacobina	164.1	49.3	28.0	86.8	30.1
Chile	El Peñon	134.4	61.7	18.7	54.0	10.4
	Minera Florida	70.8	47.5	6.9	16.4	5.8
Attributable Total Gold Segment		$608.4	$261.4	$89.3	$257.7	$74.8
Other segment:
Canada	Corporate	—	—	2.1	(2.1)	0.3
Other	Other	—	—	0.6	(0.6)	—
Attributable Consolidated Total		$884.4	$425.2	$127.0	$332.2	$105.9
Reconciliation to Reported Measures
Remove the Company's attributable 44% share of Juanicipio operating results		(31.7)	(5.2)	(6.7)	(19.8)	(2.1)
Add proportionate share of non-controlling interests		1.9	1.1	0.2	0.6	0.1
Reported Consolidated Total		$854.6	$421.1	$120.5	$313.0	$103.9
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

PAN AMERICAN SILVER CORP.	22

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the three months ended September 30, 2024
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$47.8	$30.5	$5.6	$11.7	$10.8
Peru	Huaron	42.8	26.6	4.9	11.3	10.4
Bolivia	San Vicente	21.7	13.2	1.6	6.9	1.6
Argentina	Cerro Moro	55.5	50.4	9.4	(4.3)	1.1
Guatemala	Escobal	—	—	—	—	0.1
Attributable Total Silver Segment		$167.8	$120.7	$21.5	$25.6	$24.0
Gold Segment:
Mexico	Dolores	50.5	33.6	17.6	(0.7)	0.1
Peru	Shahuindo	85.4	34.2	12.6	38.6	13.1
	La Arena (2)	54.6	31.9	9.7	13.0	4.5
Canada	Timmins	78.8	50.3	8.6	19.9	12.2
Brazil	Jacobina	127.5	47.3	32.0	48.2	16.5
Chile	El Peñon	104.0	57.0	19.1	27.9	10.6
	Minera Florida	46.4	34.5	6.5	5.4	5.5
Attributable Total Gold Segment		$547.2	$288.8	$106.1	$152.3	$62.5
Other segment:
Canada	Corporate	—	—	2.1	(2.1)	0.5
Other	Other	—	—	0.4	(0.4)	0.2
Attributable Consolidated Total		$715.0	$409.5	$130.1	$175.4	$87.2
Reconciliation to Reported Measures
Add proportionate share of non-controlling interests		1.1	0.7	0.1	0.3	0.1
Reported Consolidated Total		$716.1	$410.2	$130.2	$175.7	$87.3
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)La Arena was sold on December 2, 2024.

PAN AMERICAN SILVER CORP.	23

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the nine months ended September 30, 2025
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$181.7	$110.0	$18.8	$52.9	$35.2
	Juanicipio	31.7	5.2	6.7	19.8	2.1
Peru	Huaron	146.4	94.9	21.4	30.1	26.2
Bolivia	San Vicente	93.8	61.2	6.6	26.0	3.0
Argentina	Cerro Moro	252.8	182.4	31.4	39.0	12.7
Attributable Total Silver Segment		$706.4	$453.7	$84.9	$167.8	$79.2
Gold Segment:
Mexico	Dolores	134.7	42.8	37.8	54.1	0.1
Peru	Shahuindo	334.3	121.8	49.4	163.1	33.6
Canada	Timmins	256.5	159.2	25.7	71.6	38.6
Brazil	Jacobina	452.4	148.3	85.1	219.0	56.8
Chile	El Peñon	388.4	185.2	59.7	143.5	29.1
	Minera Florida	193.8	131.3	18.4	44.1	19.2
Attributable Total Gold Segment		$1,760.1	$788.6	$276.1	$695.4	$177.4
Other segment:
Canada	Corporate	—	—	6.6	(6.6)	1.2
Other	Other	—	—	1.0	(1.0)	1.4
Attributable Consolidated Total		$2,466.5	$1,242.3	$368.6	$855.6	$259.2
Reconciliation to Reported Measures
Remove the Company's attributable 44% share of Juanicipio operating results		(31.7)	(5.2)	(6.7)	(19.8)	(2.1)
Add proportionate share of non-controlling interests		4.9	3.2	0.4	1.3	0.2
Reported Consolidated Total		$2,439.7	$1,240.3	$362.3	$837.1	$257.3
(1)Includes payments for mineral properties, plant and equipment and payment of equipments.

PAN AMERICAN SILVER CORP.	24

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the nine months ended September 30, 2024
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation and Amortization	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$99.8	$82.2	$11.8	$5.8	$35.5
Peru	Huaron	125.6	77.8	11.3	36.5	44.3
Bolivia	San Vicente	72.5	47.1	5.9	19.5	4.2
Argentina	Cerro Moro	172.4	144.5	28.1	(0.2)	8.8
Guatemala	Escobal	—	—	—	—	0.9
Attributable Total Silver Segment		$470.3	$351.6	$57.1	$61.6	$93.7
Gold Segment:
Mexico	Dolores	157.2	146.1	59.7	(48.6)	0.3
Peru	Shahuindo	239.7	104.4	35.3	100.0	32.7
	La Arena (2)	142.4	84.8	24.9	32.7	13.4
Canada	Timmins	218.6	157.5	25.1	36.0	36.8
Brazil	Jacobina	332.6	138.9	89.1	104.6	48.8
Chile	El Peñon	285.1	160.1	55.3	69.7	28.5
	Minera Florida	154.1	111.3	28.4	14.4	16.2
Attributable Total Gold Segment		$1,529.7	$903.1	$317.8	$308.8	$176.7
Other segment:
Canada	Corporate	—	—	6.4	(6.4)	4.6
Other	Other	—	—	1.4	(1.4)	0.8
Attributable Consolidated Total		$2,000.0	$1,254.7	$382.7	$362.6	$275.8
Reconciliation to Reported Measures
Add proportionate share of non-controlling interests		3.8	2.5	0.3	1.0	0.2
Reported Consolidated Total		$2,003.8	$1,257.2	$383.0	$363.6	$276.0
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)La Arena was sold on December 2, 2024.

Reconciliation of Mine operating earnings to Earnings before income taxes
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Attributable segmental mine operating earnings	$332.2	$175.4	$855.6	$362.6
Remove the Company's 44% share of Juanicipio operating results	(19.8)	—	(19.8)	—
Add proportionate share of non-controlling interests	0.6	0.3	1.3	1.0
Mine operating earnings as reported	$313.0	$175.7	$837.1	$363.6
General and administrative	(31.4)	(17.4)	(77.5)	(63.5)
Income from investment in Juanicipio	16.3	—	16.3	—
Exploration and project development	(5.3)	(3.2)	(11.1)	(9.2)
Mine care and maintenance	(7.2)	(7.4)	(22.7)	(24.9)
Foreign exchange (losses) gains	(0.4)	1.6	(4.8)	19.3
Derivative (losses) gains	(1.4)	5.3	27.3	(6.1)
Losses from sale of subsidiaries (Note 8)	(21.7)	—	(21.7)	—
Mineral properties, plant and equipment (losses) gains	—	(3.0)	0.3	(3.9)
Other (expense) income	(12.2)	0.3	(21.4)	0.8
Investment income (loss)	20.6	(0.6)	37.4	(8.4)
Interest and finance expense	(21.2)	(20.9)	(61.8)	(62.0)
Earnings before income taxes	$249.1	$130.4	$697.4	$205.7

PAN AMERICAN SILVER CORP.	25

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

At September 30, 2025
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$541.5	$68.6	$472.9
	Juanicipio	1,904.3	—	1,904.3
Peru	Huaron	226.9	79.8	147.1
Bolivia	San Vicente	149.3	77.8	71.5
Argentina	Manantial Espejo(1)	2.8	26.6	(23.8)
	Cerro Moro	222.0	90.6	131.4
Guatemala	Escobal	287.4	20.6	266.8
Total Silver Segment		$3,334.2	$364.0	$2,970.2
Gold Segment:
Mexico	Dolores	143.1	163.0	(19.9)
Peru	Shahuindo	677.8	207.3	470.5
Canada	Timmins	439.6	91.4	348.2
Brazil	Jacobina	2,458.0	454.2	2,003.8
Chile	El Peñon	795.2	202.3	592.9
	Minera Florida	273.8	114.2	159.6
Total Gold Segment		$4,787.5	$1,232.4	$3,555.1
Other Segment:
Canada	Corporate	610.1	813.7	(203.6)
Argentina	Navidad	194.2	14.3	179.9
Other	Other	221.4	100.0	121.4
Total		$9,147.4	$2,524.4	$6,623.0
(1) Manantial Espejo was placed on care and maintenance in January 2023.

At December 31, 2024
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$470.8	$52.7	$418.1
Peru	Huaron	231.5	96.3	135.2
Bolivia	San Vicente	125.0	64.5	60.5
Argentina	Manantial Espejo(1)	2.1	26.4	(24.3)
	Cerro Moro	225.9	112.3	113.6
Guatemala	Escobal	296.1	18.5	277.6
Total Silver Segment		$1,351.4	$370.7	$980.7
Gold Segment:
Mexico	Dolores	193.4	169.6	23.8
Peru	Shahuindo	625.9	211.6	414.3
Canada	Timmins	418.1	84.4	333.7
Brazil	Jacobina	2,436.5	444.2	1,992.3
Chile	El Peñon	732.2	198.5	533.7
	Minera Florida	242.4	122.2	120.2
Total Gold Segment		$4,648.5	$1,230.5	$3,418.0
Other Segment:
Canada	Corporate	820.0	789.9	30.1
Argentina	Navidad	192.6	13.3	179.3
Other	Other	190.2	81.7	108.5
Total		$7,202.7	$2,486.1	$4,716.6
(1) Manantial Espejo was placed on care and maintenance in January 2023.

PAN AMERICAN SILVER CORP.	26

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

	Three months ended September 30,		Nine months ended September 30,
Product Revenue	2025	2024	2025	2024
Refined silver and gold	$697.2	$598.7	$1,998.3	$1,689.4
Zinc concentrate(1)	38.3	26.4	105.3	72.5
Lead concentrate(1)	83.1	56.6	232.0	132.5
Copper concentrate(1)	11.8	18.5	32.6	54.3
Silver concentrate(1)	24.2	15.9	71.5	55.1
Total	$854.6	$716.1	$2,439.7	$2,003.8
(1) Zinc, lead, copper and silver concentrates also include payable quantities of silver and gold.
22. INCOME TAXES

Income tax recognized in net earnings is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Current income tax expense	$95.6	$84.3	$240.1	$212.6
Deferred income tax recovery	(15.7)	(11.0)	(70.8)	(11.8)
Income tax expense	$79.9	$73.3	$169.3	$200.8
Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable period. The main factors that impacted the effective tax rate for the three and nine months ended September 30, 2025 and the comparable period for 2024 were changes in the recognition of certain deferred tax assets, foreign exchange rate fluctuations, mining taxes paid, and withholding taxes remitted on payments from foreign subsidiaries. The Company expects that these and other factors will continue to cause fluctuations in effective tax rates in the future.
In October 2024, the Company reached a conclusive agreement with the Mexican tax authorities (the "SAT") to resolve specific disputed items related to income tax filings for the years 2016 through 2022 which were identified upon completion of certain SAT audits (the "Settlement"). As a result, $45.9 million, including $16.3 million in interest charges, was paid to the SAT in October 2024. During the three and nine months ended September 30, 2024, the Company recorded a $40.5 million income tax expense, net of a $5.4 million deferred income tax recovery relating to certain deductible items. The Company did not incur any penalties in connection with the Settlement.

PAN AMERICAN SILVER CORP.	27

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2025 and December 31, 2024, and for the
three and nine months ended September 30, 2025 and 2024
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Reconciliation of Effective Income Tax Rate

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Income before taxes and non-controlling interest	$249.1	$130.4	$697.4	$205.7
Statutory Canadian income tax rate	27.0%	27.0%	27.0%	27.0%
Income tax expense based on above rates	$67.3	$35.2	$188.3	$55.5
Increase (decrease) due to:
Non-deductible expenditures	0.6	1.1	1.6	1.9
Foreign tax rate differences	4.3	(2.7)	10.4	(7.7)
Change in net deferred tax assets not recognized	(0.8)	5.6	(20.8)	36.4
Effect of other taxes paid (mining and withholding)	19.5	11.4	42.7	26.9
Effect of foreign exchange on tax expense	(12.3)	0.6	(54.0)	45.3
Non-taxable impact of foreign exchange	4.6	0.9	14.2	(2.2)
Changes to opening temporary differences	(3.1)	5.6	(7.8)	6.8
Impact of inflation	(1.2)	(27.1)	(3.1)	(4.1)
Current tax expense estimated for prior years	—	40.5	—	40.5
Other	1.0	2.2	(2.2)	1.5
Income tax expense	$79.9	$73.3	$169.3	$200.8
Effective income tax rate	32.08%	56.21%	24.28%	97.62%

PAN AMERICAN SILVER CORP.	28